SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    001-06906

FIRST SECURITY CORPORATION
(Exact name of registrant as specified in its charter)

79 South Main
Salt Lake City, Utah
(801) 246-5976
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Senior Medium-Term Notes, Series A
7.50% Subordinated Notes due 2002
7% Subordinated Notes due July 15, 2005
6.875% Senior Notes due November 15, 2006
8.41% Subordinated Capital Income Securities due December 15, 2026 5.875% Senior Notes due November 1, 2003
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(I)    [ ]
Rule 12g-4(a)(1)(ii)   [ ]
Rule 12g-4(a)(2)(I)    [ ]
Rule 12g-4(a)(2)(ii)   [ ]

Rule 12h-3(b)(1)(i)    [X]
Rule 12h-3(b)(1)(ii)   [ ]
Rule 12h-3(b)(2)(i)    [ ]
Rule 12h-3(b)(2)(ii)   [ ]
Rule 15d-6             [ ]


     Approximate number of holders of record as of the certification or notice date: Less than 300 for each class of securities covered by this Form

     Pursuant to the requirements of the Securities Exchange Act of 1934, First Security Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 6, 2000                      By:  FIRST SECURITY CORPORATION


                                             By:  /s/ Laurel A. Holschuh
                                                  Laurel A. Holschuh
                                                  Executive Vice President